

Mail Stop 3561

October 30, 2008

Via U.S. Mail

George Naddaff
Chairman and Chief Executive Officer
UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, MA 02458

> **Re: UFood Restaurant Group, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed October 17, 2008**
> **File No. 333-152006**

Dear Mr. Naddaff:

        We have reviewed your responses to the comments in our letter dated October 1, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Prospectus

Risk Factors, page 5

Our past and future operating losses, page 7

1. We note your added disclosure in response to our prior comment 5. Please also include in this risk factor the risk that potential new franchisees may be reluctant if they do not believe they will be able to make a profit from a franchised restaurant because you have not been profitable.

Critical Accounting Policies and Estimates, page 31

Valuation of Goodwill, page 32

2. We note your impairment calculation includes several significant estimates. To the extent your assumptions about future growth and sales volumes differ significantly from your past and current performance, we believe you should disclose the key assumptions used and discuss how they were determined, how reliable they are, and the effect on your financial statements if actual results vary from your assumptions (i.e., a sensitivity analysis). In this regard, your MD&A and notes to the financial statements should also include the most significant assumptions used in your impairment analysis. For example, you should include a detailed description of how the estimated terminal value was calculated. Additionally, future filings should compare projections to actual results and state the carrying amount of your goodwill in conjunction with a discussion the possibility that some or all of such amount may be impaired in the future if the actual results of your future operations fall short of your current expectations of those future cash flows.

Description of Business, page 49

3. We note your response to prior comment 3; however, please revise your disclosure to discuss the Houston franchise development agreement here, including the fact that although you have not formally terminated this development agreement, you have determined that the developer will be unable to proceed with the development of the territory and, as a result, you have not counted the five units covered by the Houston area development agreement in the total number of units discussed in the filing. Similarly revise your MD&A. Also, please reconcile your disclosure in the first paragraph on page 37 that you have franchise and area development agreements covering 71 franchise locations with your disclosure on page 1 that you have entered into six area development agreements covering 68 franchise units or advise.

4. We note your response to our prior comments 1 and 10 and your added disclosure. We suggest including a chart or list to aid investors in understanding the geographic locations where you are currently operating and the locations subject to area development agreements or individual franchise agreements. Include in the chart which locations are currently operating and the development schedule for others, to the extent practicable.

5. We note your disclosure that a developer must pay up front one half of the franchise fee for each unit that the developer agrees to build in a territory, but that in some agreements you have deferred the up-front fee. Please quantify the units subject to the deferment or provide a list, if practicable.

Consolidated Financial Statements for the Fiscal Year Ended December 30, 2007

Note 2 – Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-21

6. Please tell us how your current impairment analysis complies with the guidance
provided within paragraphs 16-21 of SFAS 144. In particular, please tell us how
your use of EBITDA in place of actual cash flows complies with these
requirements. Additionally, your analysis does appear to account for cash flows
associated with future expenditures necessary to maintain the existing service
potential of the location (e.g. capital improvement costs, major maintenance
activities, and other capital expenditures).

   With regard to your response to our prior comment 15, we note that you updated
   your estimates of annual EBITDA in order to perform an interim impairment
   analysis of the long-lived assets of your Downtown Crossing location as of the
   date the related debt was extinguished at a discount. However, it appears you
   disregarded the implications of the fact the holder of the Downtown Crossing
   acquisition note was willing to accept a payment discount. In other words, since
   that holder had a security interest in the assets of the Downtown Crossing store,
   the holder's willingness to accept a payment of $800,000 implies the underlying
   value of the store's assets, which secured the acquisition note, may have been
   approximately $800,000 (which is less than the carrying value of such assets). If
   the agreed-upon payment of $800,000 is indicative of the price that would be
   received in a sale of your Downtown Crossing location, that amount would be
   more representative of fair value than an amount derived from a valuation
   technique based on estimates of future results of operations. See paragraph 23 of
   SFAS 142 for guidance.

Note 4 – Acquisitions, page F-25

7. Based on your response to our prior comment 17, the Downtown Crossing
location generated an additional net loss of $27,492. However, you stated the
purchase price for the acquisition of Downtown Crossing reflected the
profitability of the store. Accordingly, we continue to believe that you should
revise your disclosure to address this apparent inconsistency.

Part II, page II-1

Shares and Warrants Issued in Connection with Corporate Awareness, page II-3

8. We note your response to previous comment 19 and reissue the comment. Please

revise your disclosure regarding the securities sold otherwise than for cash to state the aggregate amount of consideration received by you from each investor relations or public relations firm in exchange for the securities or provide us with analysis as to why you believe such disclosure is not required. Also, please disclose the date of the sale, the facts relied upon to make the exemption available and the names of the investor relations and public relations firms. Revise throughout for consistency. Refer to Item 701 of Regulation S-K.

9. We note your response to prior comment 20; however, please provide us with more detail regarding your meetings with investment professionals and prospective investors in various cities in the United States pursuant to the corporate awareness campaign, including a brief description of the general purpose(s) of the meetings, their frequency and a description of the types of investment professionals and prospective investors with whom you met.

Item 16. Exhibits, page II-4

10. Please file as exhibits the six area agreements you have entered into and your franchise agreements or advise. Refer to Item 601(b)(10) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3210 with any other questions.

Regards,

Susan C. Block
Attorney-Advisor

cc: Adam S. Gottbetter
        Gottbetter & Partners, LLP
        Fax: (212) 400-6901